**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 12, 2011**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

Cadista Holdings Inc.

File No. 0-54421 - CF#26936

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Cadista Holdings Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on June 1, 2011.

Based on representations by Cadista Holdings Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through July 8, 2016
Exhibit 10.29	through July 8, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Legal Branch Chief